Exhibit 99.1

36Kr Receives Approval to Transfer to The Nasdaq Capital Market

April 24, 2024

BEIJING, CHINA, April 24, 2024 - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that on April 23, 2024, the Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request to transfer the listing of the Company’s American Depositary Shares (the “ADSs”) from The Nasdaq Global Market to The Nasdaq Capital Market.

The transfer is expected to take effect at the opening of business on April 29, 2024. The transfer of the Company’s listing to The Nasdaq Capital Market is not expected to have any impact on trading in the Company’s ADSs. The Company’s ADSs will continue to trade uninterruptedly under the symbol “KRKR.” The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market, and companies on The Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed, on November 3, 2023, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given a compliance period of 180 calendar days, or until May 1, 2024, to regain compliance with the minimum bid price requirement. In response, the Company submitted an application to transfer the listing of its ADSs from The Nasdaq Global Market to The Nasdaq Capital Market, and upon transfer, the Company will be afforded the remainder of this compliance period.

As a result of the transfer to The Nasdaq Capital Market, and if compliance with the $1.00 bid price requirement cannot be demonstrated by May 1, 2024, the Company may be eligible for an additional compliance period if it meets the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement.

The Company intends to continue actively monitoring the minimum bid price requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

2